# SEC Schedule 13D/A (Amendment No. 7) — Beneficial ownership report by holders of more than 5% of a class

Issuer: ORCHESTRA BIOMED HOLDINGS, INC., CIK 0001814114
CUSIP: 68572M106
Title of class of securities: Common Stock, par value $0.0001 per share
Address of issuer's principal executive offices: 150 Union Square Drive, New Hope, Pennsylvania (PA), 18938
Date of event which requires filing of this statement: 04/27/2026
Filed by CIK 0001493215
Persons authorized to receive notices and communications: Roderick Wong, M.D., RTW Investments, LP, 40 10th Avenue, Floor 7, New York, New York (NY), 10014, (646) 597-6980

## Reporting persons
- RTW Investments, LP (CIK 0001493215): type of reporting person: investment adviser (IA), partnership (PN); citizenship or place of organization: Delaware (DE); does not affirm membership in a group (box b); source of funds: affiliate funds (AF); sole voting power 0; shared voting power 11,942,394; sole dispositive power 0; shared dispositive power 11,942,394; aggregate amount beneficially owned 11,942,394 (19.2% of the class)
- RTW Master Fund, Ltd. (CIK 0001493219): type of reporting person: corporation (CO); citizenship or place of organization: Cayman Islands (E9); does not affirm membership in a group (box b); source of funds: working capital (WC); sole voting power 0; shared voting power 5,820,915; sole dispositive power 0; shared dispositive power 5,820,915; aggregate amount beneficially owned 5,820,915 (9.6% of the class)
- RTW Innovation Master Fund, Ltd. (CIK 0001776733): type of reporting person: corporation (CO); citizenship or place of organization: Cayman Islands (E9); does not affirm membership in a group (box b); source of funds: working capital (WC); sole voting power 0; shared voting power 4,931,714; sole dispositive power 0; shared dispositive power 4,931,714; aggregate amount beneficially owned 4,931,714 (8.1% of the class)
- Roderick Wong (CIK 0001493280): type of reporting person: parent holding company or control person (HC), individual (IN); citizenship or place of organization: United States (X1); does not affirm membership in a group (box b); source of funds: affiliate funds (AF); sole voting power 0; shared voting power 11,942,394; sole dispositive power 0; shared dispositive power 11,942,394; aggregate amount beneficially owned 11,942,394 (19.2% of the class)

## Item 1. Security and Issuer
Title of class of securities: Common Stock, par value $0.0001 per share
Name of issuer: ORCHESTRA BIOMED HOLDINGS, INC.
Address of issuer's principal executive offices: 150 Union Square Drive, New Hope, Pennsylvania (PA), 18938

## Item 3. Source and Amount of Funds or Other Consideration
Source and amount of funds or other consideration:
Item 3 of the Statement is hereby amended and supplemented as follows:

On April 27, 2026, the RTW Funds exercised Pre-Funded Warrants to purchase an aggregate of 1,250,032 shares of the Issuer's common stock for $0.0001 a share. The RTW Funds exercised the Pre-Funded Warrants on a cashless basis, resulting in the Issuer's withholding 32 of such shares to satisfy the exercise price of the Pre-Funded Warrants, and the issuance to the RTW Funds of an aggregate of 1,250,000 shares.

## Item 5. Interest in Securities of the Issuer
Aggregate number and percentage of the class beneficially owned:
Items 5(a)-(c) of the Schedule 13D are hereby amended and supplemented as follows:

RTW Master Fund is the record owner of 5,004,255 shares of common stock and 816,660 shares of common stock issuable upon exercise of pre-funded warrants ("Pre-Funded Warrants"). RTW Innovation is the record owner of 3,569,281 shares of common stock and 1,362,433 shares of common stock issuable upon exercise of Pre-Funded Warrants. RTW Biotech Opportunities Operating Ltd. ("RTW Biotech Fund") is the record owner of 982,527 shares of common stock and 207,238 shares of common stock issuable upon exercise of Pre-Funded Warrants. The Pre-Funded Warrants are immediately exercisable in full as of the date hereof.

As the investment manager of the RTW Funds, RTW Investments may be deemed to own beneficially the shares of common stock held by the RTW Funds. As the Managing Partner of RTW Investments, Dr. Wong may be deemed to own beneficially the shares of common stock.

The percentage of outstanding shares of common stock of the Issuer which may be deemed to be beneficially owned by each Reporting Person is set forth on Line 13 of such Reporting Person's cover sheet. Such percentage was calculated based upon the sum of (i) 58,520,901 outstanding shares of common stock as of March 10, 2026, as reported in the Issuer's Annual Report on Form 10-K filed with the Securities and Exchange Commission (the "SEC") on March 12, 2026; (ii) 1,250,000 shares of common stock issued subsequent to March 10, 2026 upon the exercise of Pre-Funded Warrants by the RTW Funds, and giving effect to Pre-Funded Warrants, to the extent exercisable within 60 days hereof, as referenced herein.
Number of shares as to which each person has sole or shared power to vote or dispose: See rows (7) through (10) of the cover pages to this Schedule 13D for the number of shares of common stock as to which each Reporting Person has the sole or shared power to vote or direct the vote and sole or shared power to dispose or to direct the disposition
Transactions in the class effected during the past sixty days: Except as set forth herein, none of the Reporting Persons has effected any transactions with respect to the securities of the Issuer during the past sixty days.

## Signatures
- RTW Investments, LP: /s/ Roderick Wong, M.D., Roderick Wong, M.D., Managing Partner (04/29/2026)
- RTW Master Fund, Ltd.: /s/ Darshan Patel, Darshan Patel, Director (04/29/2026)
- RTW Innovation Master Fund, Ltd.: /s/ Darshan Patel, Darshan Patel, Director (04/29/2026)
- Roderick Wong: /s/ Roderick Wong, M.D., Roderick Wong, M.D. (04/29/2026)